Exhibit (4)(x)


                 TEXAS OPTIONAL RETIREMENT PROGRAM ENDORSEMENT


Your Certificate of Participation under the policy (your "Certificate") is changed as set out below to adapt it for use with the Texas Optional Retirement
Program:


         ORP.  "ORP" means the Texas Optional Retirement Program.

         EMPLOYER. "Employer" means the employer named on your application or any other Texas public institution of higher education through which you have subsequently continued your employment and ORP participation.

         ORP INTERPRETATION. The Employer shall interpret the ORP provisions and decide all questions about what is allowed or required by the ORP, except for administration of qualified domestic relations orders. We have no duty to review or interpret the ORP provisions other than for qualified domestic relations orders, and we have no duty to review or approve any decision of the Employer. We are entitled to rely on the written directions of the Employer on such matters.

         APPLICABLE STATE LAW RESTRICTIONS. The policy is restricted as required by Texas law provisions applicable to the ORP. We may change the terms of the policy and your Certificate, or administer the policy and your Certificate, at any time as needed to comply with such state law provisions.

         CONTRIBUTIONS LIMITED; NO MINIMUM REQUIRED. Only amounts paid under the ORP may be contributed to the policy. There is no minimum regular required contribution that must be paid to us under the policy.

         ORP DISTRIBUTION PROVISIONS. Distributions of your interest allowed under the policy may be made to you or your beneficiaries only after the return of any non-vested amounts, and only after (1) you terminate employment with all Texas public institutions of higher education, (2) you attain age 70-1/2, or (3) you die. No such distribution may be made without the written certification of the Employer of your vesting status and, if you are living and under age 70-1/2, the termination date of your employment.

         RETURN OF NON-VESTED AMOUNTS. Contributions by the Employer that were not based on a reduction in your salary are subject to the vesting provisions of the ORP. If at any time the ORP provides for a forfeiture of such Employer contributions, then amounts may be surrendered from your interest under the policy to repay such contributions, as directed by the Employer.

         ORP LOAN PROVISIONS. If loans are allowed, a loan may be made to you only after the return of any non-vested amounts held with respect to you and only after (1) you terminate employment with all Texas public institutions of higher education, or (2) you attain age 70-1/2. No loan may be made without the written certification of the Employer of your vesting status and, if you are under age 70-1/2, the termination date of your employment.

This is a part of your Certificate. It is not a contract. It changes your Certificate only as and to the extent stated. In all cases of conflict with the other terms of your Certificate, the provisions of this endorsement shall control.

     Signed for us at our office as of the date of issue.



         /s/ Betty Kasprowicz                   /s/ James M. Mortenson

         Betty Kasprowicz                       James M. Mortenson
         ASSISTANT SECRETARY                    EXECUTIVE VICE PRESIDENT








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